EXHIBIT 1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2008 fourth quarter results and announces 2009 business outlook

  Common share dividend increased by 5% to $1.54 per year

  Net loss per share of $0.06; Adjusted EPS(1) for quarter of $0.55

  Bell EBITDA up 3% in Q4; up 2.2% for full year

  Improving postpaid wireless net additions – 80,000

  Fifth consecutive quarter of fewer YOY residential line losses

MONTRÉAL, February 11, 2009 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the fourth quarter of 2008 and announced its guidance for 2009, including a 5% increase in its annual common share dividend.

Bell reported solid EBITDA growth, its fifth consecutive quarter of decreased year-over-year residential local access line losses, and steady progress in the operating performance of its wireless and wireline segments.

“This was another quarter of clear progress by the Bell team in executing on our strategic imperatives in order to achieve our goal: to be recognized by customers as Canada’s leading communications company,” said George Cope, President and Chief Executive Officer of BCE and Bell Canada. “With a clear goal and strategy, improving operating performance, and a sound financial strategy, we are in a strong position to grow our free cash flow and earnings and return value to our shareholders now – as with the dividend increase announced today – and going forward.”

At year end 2008, BCE had in excess of $3 billion in cash and cash equivalents on its balance sheet. Together with the ability to generate strong free cash flow, this places BCE in the position of being able to self-finance its business plan and meet pension funding and maturing debt requirements over the next two years without having to access capital markets. BCE believes this prudent approach to its capital structure is especially appropriate in light of the current economic environment.

To demonstrate its commitment to return cash to shareholders through consistent and sustainable dividend increases, BCE today announced that the annual common share dividend will increase by 5% to $1.54 per share. Accordingly, the Board has declared a quarterly dividend of $0.385 per common share, payable on April 15, 2009 to shareholders of record at the close of business on March 16, 2009.

“BCE is setting a clear dividend policy with a target dividend payout of 65% to 75% of Adjusted EPS that provides sufficient financial flexibility to continue investing in the business while growing returns to shareholders,” said Siim Vanaselja, Chief Financial Officer of BCE. “BCE’s improving financial and operational progress provides us with confidence in our ability to continue returning value to shareholders, as with the common share dividend increase announced today and the

Normal Course Issuer Bid (NCIB) common share buyback program announced on December 12, 2008.”

To achieve its goal, Bell is executing on 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure. Bell’s results for the fourth quarter of 2008 show clear progress in the execution of its strategy.

The Bell Wireless segment(2) had 80,000 postpaid net activations, or 3.9% more than last year, and total net activations of 117,000. Postpaid churn improved to 1.3% from 1.4%. Bell Wireless EBITDA(3) grew by 13.6% and EBITDA margin on wireless service revenues increased to 43%.

Wireline momentum continued with residential local access line (NAS) losses declining to 72,000 this quarter from 117,000 in the same quarter last year on the strength of customer winbacks and demand for Home Phone packages. Video net activations were 14,000 this quarter, a significant improvement over the 2,000 net activations in Q4 of 2007, due to improved sales in direct and indirect channels.

Total NAS declined by 9.1% over the last year. However, total NAS declined by just 5.4% when normalized for the previously announced contract termination with a major wholesale customer and a beginning-of-year adjustment to Bell’s residential NAS base following a review of historical records.

Bell’s operating revenues grew by 0.2% to $3,800 million this quarter as growth in wireless, video, and data revenues offset declines in local and access, long distance, and equipment and other revenues. Excluding product sales, Bell’s operating revenues grew by 1.2% this quarter. For the full year, Bell’s operating revenues were $14,873 million, an increase of 1.5% compared to 2007.

Bell’s operating income was $520 million, or 6.6% lower than Q4 2007, due to higher depreciation and amortization expense and higher restructuring and other costs. For the full year, Bell’s operating income was $2,143 million, a decrease of 19.2% compared to 2007.

Bell’s EBITDA grew by 3.0% to $1,381 million due to growth in wireless revenues and lower wireless subscriber acquisition and retention costs, partly offset by slightly lower Bell Wireline EBITDA. Bell Wireline EBITDA this quarter was negatively impacted by a loss of $28 million related to a long-term Enterprise customer contract entered into in 2006. Excluding this item, Bell’s EBITDA grew by 5.1% this quarter. For the full year, Bell’s EBITDA was $5,638 million, or 2.2% higher than 2007.

Bell invested $854 million of capital this quarter, an increase of 11.8% compared to Q4 2007. On a full year basis, Bell invested $2,459 million of capital, or 1.8% more than 2007. For the full year, Bell’s capital intensity was 16.5%. Capital expenditures focused on enhancing the wireless network and the continuing expansion of the Fibre-to-the-node (FTTN) program, supporting Bell’s commitment to its strategic imperatives. Bell’s FTTN footprint reached 2.4 million homes at the end of 2008. This program is being accelerated in order to pass 5 million homes by 2012.

BCE’s cash from operating activities increased by 5.3% to $1,820 million this quarter and by 3.1%, to $5,912 million for the full year. Free cash flow(4) of $647 million this quarter was 0.6% lower than the same quarter last year as higher capital expenditures were partly offset by higher cash from operating activities. For the full year, free cash flow decreased to $1,689 million from

$1,960 million in 2007 due in part to the purchase of advanced wireless services (AWS) spectrum licences for $741 million in the third quarter of 2008.

BCE’s net loss per share (EPS) was $0.06 for the quarter compared to $2.93 for the same period last year. EPS this quarter included net losses on investments of $372 million, or $0.47 per share and restructuring and other costs of $0.14 per share. Net losses on investments this quarter relate to write-downs on non-core investments as a result of the decline in capital market valuations experienced in the last quarter of the year. EPS in Q4 2007 included a gain on the sale of Telesat of $2,300 million. For the full year, EPS was $1.02 in 2008 compared to $4.88 in 2007.

BCE’s Adjusted EPS was $0.55 this quarter compared to $0.72 in Q4 2007 and was $2.25 for the full year compared to $2.34 in 2007. Adjusted EPS in Q4 2007 included the favourable resolution of past tax positions with the tax authorities and the impact of statutory tax rate reductions. Excluding these items, Adjusted EPS grew this quarter due mainly to higher EBITDA partly offset by higher depreciation and amortization expense.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2008	Q4 2007	% change
Bell(i) Operating Revenues	$3,800	$3,792	0.2%
BCE(ii) Operating Revenues	$4,488	$4,518	(0.7%)
Bell EBITDA	$1,381	$1,341	3.0%
BCE EBITDA	$1,740	$1,675	3.9%
Bell Operating Income	$520	$557	(6.6%)
BCE Operating Income	$663	$746	(11.1%)
BCE Cash From Operating Activities	$1,820	$1,729	5.3%
BCE Free Cash Flow(iii)	$647	$651	(0.6%)
BCE EPS	($0.06)	$2.93	n.m.
BCE Adjusted EPS(iv)	$0.55	$0.72	(23.6%)

(i)	Bell includes the Bell Wireless and Bell Wireline segments.
(ii)	BCE’s results for Q4 2007 include Bell, Bell Aliant and Telesat up to the time of its sale on October 31, 2007 while BCE’s results for Q4 2008 include only Bell and Bell Aliant.
(iii)	Beginning this quarter, BCE has refined the definition of Free Cash Flow. See item 4 in the section entitled “Notes” later in this news release for more information.
(iv)	EPS before restructuring and other and net losses (gains) on investments

n.m.: not meaningful

On October 31, 2007, BCE completed the sale of Telesat. Accordingly, BCE’s results for Q4 2008 no longer reflect Telesat’s financial results while BCE’s results for Q4 2007 include Telesat’s results for October.

BCE’s operating revenues declined by 0.7% to $4,488 million this quarter and by 0.3% to $17,698 million for the full year as revenue growth at Bell was offset by lower revenue at Bell Aliant and the loss of Telesat’s contribution to revenue. BCE’s operating income decreased by 11.1% to $663 million this quarter due to higher restructuring and other charges at Bell Aliant and to the loss of Telesat’s contribution to operating income. For the full year, BCE’s operating income decreased by 17.7% to $2,864 million due to higher restructuring and other charges at Bell and Bell Aliant and the loss of Telesat’s contribution to operating income. BCE’s EBITDA increased 3.9% to $1,740 million this quarter and by 0.1% to $7,004 million for the full year as

Bell and Bell Aliant’s EBITDA growth was partly offset by the loss of Telesat’s contribution to EBITDA.

Bell Wireless Segment
The Bell Wireless segment had double digit EBITDA growth this quarter along with solid postpaid net activations and improved postpaid churn.

  Total Bell Wireless operating revenues grew by 2.3% to $1,135 million this quarter due to higher wireless service revenues partly offset by lower wireless product revenues. Wireless service revenues increased by 5.4% to $1,033 million due to a larger subscriber base. Wireless product revenues decreased by 17.9% to $92 million due to lower gross activations as a result of slowing economic conditions and heightened market competition, particularly in the prepaid market. For the full year, Bell Wireless operating revenues grew by 7.6% to $4,481 million with wireless service revenues growing by 7.6% to $4,058 million and wireless product revenues growing by 13.6% to $377 million.

  Postpaid and prepaid ARPU decreased by $1.06 and $1.24 to $65.69 and $16.40 respectively due to lower usage as customers reacted to a weakening economy partly offset by significant growth in wireless data revenues. Blended ARPU decreased by $0.43 to $54.22. For the full year, blended ARPU increased by 0.7% to $54.29 with postpaid ARPU increasing 0.3% to $66.09 and prepaid ARPU increasing 0.2% to $17.14.

  Bell Wireless operating income grew by 3.9% to $294 million this quarter and by 3.6% to $1,241 million for the full year as a result of higher EBITDA partly offset by higher depreciation and amortization expense and higher restructuring and other charges. Bell Wireless EBITDA grew by 13.6% to $444 million this quarter due to higher revenues and lower subscriber acquisition and retention costs. Higher revenues and lower subscriber acquisition and retention costs also led to EBITDA flow-through of 100% this quarter. For the full year, Bell Wireless EBITDA grew 7.9% to $1,770 million.

  EBITDA margins on wireless service revenues increased to 43% this quarter, or by over 3 percentage points when compared to the same period last year.

  Total gross activations were 470,000 this quarter, or down 7.8% from last year’s record high.

  Postpaid net activations grew by 3.9% to 80,000 this quarter. Prepaid net activations decreased to 37,000 from the 118,000 experienced last year due to fewer prepaid gross activations and higher churn. Total net activations were 117,000 this quarter, compared to 195,000 last year.

  The Bell Wireless client base reached 6,497,000, up 4.5% over last year. This total reflects the removal of the remaining 37,000 analogue subscribers with the decommissioning of the analogue network, which occurred in the fourth quarter. Additionally, the tightening of Virgin Mobile Canada credit and activation processes resulted in 32,000 Virgin postpaid subscribers being removed from the subscriber base. These adjustments are not included in the net activation or churn metrics.

  Postpaid churn improved to 1.3% from 1.4% last year while prepaid churn increased to 3.3% from 2.7%. Blended churn was stable at 1.7%.

  Cost of acquisition decreased by 4.8% to $373 per gross activation due to lower handset subsidies and lower commissions.

Bell Wireline Segment
The Bell Wireline segment continued to reduce the number of residential NAS losses and showed continued improvement in video net additions this quarter.

  Bell Wireline operating revenues decreased by 0.7% to $2,726 million this quarter and by 0.7% to $10,640 million for the full year as gains in video and data revenues were more than offset by decreases in local and access, long distance and equipment and other revenues.

  Bell Wireline operating income decreased by 17.5% to $226 million this quarter due lower EBITDA and higher depreciation and amortization expense. For the full year, Bell Wireline operating income decreased by 38% to $902 million. Bell Wireline EBITDA decreased by 1.4% to $937 million this quarter due to the margin loss related to the ongoing erosion of our NAS customer base and the charge to income of $28 million of previously deferred costs related to an Enterprise customer contract partly offset by cost savings from Bell’s 100-day plan initiatives. For the full year, Bell Wireline EBITDA decreased by 0.3% to $3,868 million.

  Local and access revenues declined by 6.5% to $825 million this quarter due to ongoing NAS erosion.

  Residential NAS declined by 72,000 this quarter, an improvement of 45,000 over the decline of 117,000 experienced in 2007 reflecting the strength of customer winbacks and demand for Home Phone packages. Business NAS declined by 28,000 this quarter compared to a decline of 22,000 in the same quarter last year.

  Total NAS declined by 9.1% in 2008. However, when normalized for the contract termination with a major wholesale customer and a beginning-of-year adjustment to residential NAS following a review of historical records, total NAS declined by 5.4%.

  Long distance revenues declined by 5.7% to $279 million this quarter due mainly to ongoing NAS erosion partly offset by pricing initiatives.

  Data revenues increased 5.3% to $1,009 million this quarter due to growth in Internet, IP Broadband and ICT revenues partly offset by the further erosion of legacy data services.

  High-speed Internet customer connections increased by 8,000 this quarter, compared to 29,000 in Q4 2007, due to lower overall market demand as a result of a weakening economy and the relatively high broadband Internet penetration rate. At the end of the quarter, Bell had 2,054,000 high-speed Internet customer connections, an increase of 2.5% compared to the end of 2007.

  Video revenues were $375 million this quarter, or 6.8% higher than last year due largely to an ARPU increase of $3.59 to $67.15. ARPU increased as a result of customer upgrades to higher-priced programming packages, higher rental fees and pricing initiatives.

  Video EBITDA was $82 million this quarter, or 6.5% higher than last year, due to higher ARPU and a larger customer base.

  Total video subscribers increased by 14,000 this quarter to reach a total of 1,852,000. For the full year, there were 30,000 net subscriber activations compared to 2,000 in 2007.

  Video subscriber churn of 1.3% was unchanged from last year.

  Equipment and other revenues decreased by 13.2% to $145 million due to lower customer premise equipment sales consistent with a continued focus on not pursuing low-margin business.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased by 4.2% this quarter to $815 million due primarily to the wind-down of Atlantic Mobility Products (AMP) following Bell’s notification to terminate its contract to use AMP as its exclusive distributor in Atlantic Canada. Operating income decreased 19.7% to $143 million due to higher restructuring and other charges related to its announced reduction of approximately 500 management positions.

Normal Course Issuer Bid
On December 12, 2008, BCE announced it would return capital to shareholders in the form of a Normal Course Issuer Bid (NCIB). Under the NCIB, BCE will repurchase up to approximately 5% of its outstanding common shares, or about 40 million common shares. As of the end of day, February 10, 2009, BCE has repurchased 20.0 million common shares, or approximately 50% of the common shares targeted for repurchase under the NCIB.

Outlook
BCE’s financial guidance for 2009 is as follows:

Guidance 2009
Bell (i)
Revenues	Stable
EBITDA(ii)	Stable
Capital intensity	15% - 16%
BCE
Adjusted EPS growth(iii)	> 5%
Free Cash Flow(iv)	$1,750 M - $1,900 M
Annualized common dividend	$1.54

(i)	Bell’s 2009 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EBITDA includes pension expense
(iii)	EPS before restructuring and other and net losses (gains) on investments
(iv)	Free cash flow before common share dividends and including Bell Aliant distributions. The most comparable Canadian GAAP financial measure is cash from operating activities. For 2009, BCE expects to generate approximately $1,750 million to $1,900 million in free cash flow. This amount reflects expected BCE cash from operating activities of approximately $4.9 billion to $5.1 billion.

BCE 2009 Analyst Meeting
BCE’s 2009 Analyst Meeting is being webcast live beginning at 9:00 am ET, today from the company’s website at www.bce.ca.

Notes
The information contained in this news release is unaudited.

(1)	The term adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We use adjusted net earnings, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring. The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to adjusted net earnings on a consolidated basis and per BCE common share.

($ millions except per share amounts)

		Q4 2008		Q4 2007		2008		2007

	TOTAL	PER	TOTAL	PER	TOTAL	PER	TOTAL	PER
		SHARE		SHARE		SHARE		SHARE

Net earnings applicable to common shares	(48)	(0.06)	2,354	2.93	819	1.02	3,926	4.88
Restructuring and other	117	0.14	93	0.11	572	0.71	206	0.25
Net losses (gains) on investments	372	0.47	(1,870)	(2.32)	420	0.52	(2,248)	(2.79)

Adjusted net earnings	441	0.55	577	0.72	1,811	2.25	1,884	2.34

(2)

Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to Bell’s ownership position.

(3)	The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation and amortization of intangible assets and restructuring and other.
We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation and amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA.

($ millions)
BCE	Q4 2008	Q4 2007	2008	2007

Operating income	663	746	2,864	3,479
Depreciation and amortization of intangible assets	870	783	3,269	3,184
Restructuring and other	207	146	871	331

EBITDA	1,740	1,675	7,004	6,994

BELL	Q4 2008	Q4 2007	2008	2007

Operating income	520	557	2,143	2,652
Depreciation and amortization of intangible assets	715	643	2,685	2,559
Restructuring and other	146	141	810	308

EBITDA	1,381	1,341	5,638	5,519

BELL WIRELINE	Q4 2008	Q4 2007	2008	2007
Operating income	226	274	902	1,454
Depreciation and amortization of intangible	580	538	2,193	2,121
assets
Restructuring and other	131	138	773	304

EBITDA	937	950	3,868	3,879

BELL WIRELESS	Q4 2008	Q4 2007	2008	2007
Operating income	294	283	1,241	1,198
Depreciation and amortization of intangible assets	135	105	492	438
Restructuring and other	15	3	37	4

EBITDA	444	391	1,770	1,640

(4)	The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Effective Q4 2008, we define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt, pay dividends to common shareholders and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2008	Q4 2007	2008	2007

Cash from operating activities	1,820	1,729	5,912	5,733
Bell Aliant distributions to BCE	72	71	290	282
Capital expenditures	(1,022)	(916)	(2,988)	(3,144)
Other investing activities	1	8	(726)	14
Cash dividends paid on preferred shares	(31)	(34)	(129)	(124)
Cash dividends/distributions paid by	(92)	(88)	(366)	(404)
subsidiaries to non-controlling interest
Bell Aliant free cash flow	(101)	(104)	(304)	(399)
Telesat free cash flow	-	(15)	-	2

Free cash flow	647	651	1,689	1,960

Supplementary Financial Information

More information on BCE’s 2008 Q4 results can be found in BCE’s Supplementary Financial Information, Fourth Quarter 2008, available at http://www.bce.ca/en/investors/financialperformance/quarterlyresults/, filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K and with Canadian securities commissions.

Caution Concerning Forward-Looking Statements
 Certain statements made in this news release, including, but not limited to, statements relating to our financial guidance and business outlook for 2009, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the impact that the current economic downtown and credit crisis will have on our business or residential customers’ future purchasing patterns. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to 2009. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
 A number of Canadian economic and market assumptions were made by BCE in preparing forward-looking statements for 2009 contained in this release, including, but not limited to: (i) Canadian GDP in 2009 will decrease by approximately 1%, consistent with estimates by the six major banks in Canada, (ii) the Bank of Canada’s target overnight rate will remain fairly stable at around 1%, (iii) the Consumer Price Index as estimated by Statistics Canada will decline from 2008 levels to the range of 1.0% to 1.5% for 2009, (iv) revenues generated by the residential voice telecommunications market in Canada will continue to decrease in 2009 due to wireless substitution and other factors including e-mail and instant messaging substitution, (v) wireline competition in both the residential and business telecommunications markets in Canada will continue in 2009, mainly from cable companies, (vi) consumer spending on our local access telephony services will not be materially affected by the economic downturn given the importance of those services to both residential and business customers, (vii) the slowdown in the housing market should help with residential local line customer retention, (viii) most consumers are unlikely to abandon their home Internet connections, TV entertainment or wireless phones during an economic downturn, as these services are viewed as essential utilities, (ix) wireless industry penetration growth in 2009 similar to 2008 and downward pressure on blended ARPU from our competitors’ discount brand pricing strategies, (x) the potential for new wireless competitors to enter the market in the second half of 2009, (xi) slower Internet and video market growth in 2009 than in the previous few years as a result of the relatively high penetration rates for these services and a reduced focus by our indirect retailers in actively selling these services and supporting the product category, (xii) more conservative investments by Enterprise customers may result in lower capital spending requirements to support business customers, and (xiii) a softening of the SMB market in Ontario and Québec will drive business NAS erosion higher.

In addition, BCE’s and Bell Canada’s 2009 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including, but not limited to: (i) residential NAS losses will decline in 2009, (ii) revenue guidance was derived in the context of a worsening economy, (iii) Bell’s total net benefit plans cost, which is based on a discount rate of 7.0% and a 2008 return on pension plan assets of approximately (19.5%), is expected to be approximately $260 million in 2009, (iv) Bell’s 2009 retirement benefit plans funding is estimated to be approximately $500 million, based on a 10-year amortization of the pension solvency deficits that arose during 2008, (v) Bell’s capital intensity in 2009 is estimated to be in the 15% to 16% range, (vi) Bell will continue to invest in extending its fibre network to pass additional households in order to strengthen its competitive position against cable companies, and (vii) Bell’s 100-day plan annualized cost savings and other cost reduction opportunities to be approximately $400 million.

Our guidance related to BCE is based on certain assumptions for 2009, including, but not limited to: (i) restructuring and other charges in the range of $250 million to $300 million, (ii) depreciation and amortization expense essentially unchanged when compared to 2008, (iii) an effective tax rate of approximately 20%, while the statutory tax rate is approximately 32%, (iv) relatively stable cash taxes for 2009 to 2011 with the accelerated utilization of investment tax credit carry-forwards, (v) EPS to be positively impacted in 2009 by the planned repurchase of up to 40 million common shares under BCE’s normal course issuer bid that commenced in December 2008, and (vi) long-term debt maturing in 2009 is to be permanently repaid.

BCE’s forward-looking statements for time periods subsequent to 2009 involve longer term assumptions and estimates than forward-looking statements for 2009 and are consequently subject to greater uncertainty. Therefore, you are especially cautioned not to place undue reliance on such long-term forward-looking statements. The forward-looking statement concerning BCE’s cash taxes for 2009 to 2011 assumes no significant escalation in cash taxes given the accelerated utilization of Bell’s investment tax credit carry-forwards.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of its financial guidance and business outlook and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
 Factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plan in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services spectrum, and the resulting impact on our ability to retain existing, and attract, new customers, and on our pricing strategies and financial results; increased contributions to retirement benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back program and dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time and subject to dividends being declared by the board of directors, there can be no certainty that BCE’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE and Bell Canada; health concerns about radio frequency emissions from wireless devices; delays in completion of the HSPA overlay of our wireless network and the successful implementation of the network build and sharing arrangement with Telus to achieve cost efficiencies and reduce deployment risks; and loss of key executives.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 11, 2009 filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE’s website at www.bce.ca. For additional information, please refer to the presentations made at the February 11, 2009 Bell Analyst Meeting available on BCE’s website.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.

Media inquiries: Jacques Bouchard Bell Media Relations 514-391-2007, 1-877-391-2007 jacques.bouchard1@bell.ca	Investor inquiries: Thane Fotopoulos BCE Investor Relations 514-870-4619 thane.fotopoulos@bell.ca